UpHealth, Inc.

14000 S. Military Trail, Suite 230

Delray Beach, Florida 33484

(312) 618-1322

June 25, 2021

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, DC 20549

Re:	UpHealth, Inc.
Registration Statement on Form S-1
File No. 333-253146

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, UpHealth, Inc. (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement be accelerated so that such Registration Statement will become effective at 4:00 p.m., Eastern Time, on Monday, June 28, 2021, or as soon thereafter as practicable.

The Company confirms that it is aware of its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the Registration Statement.

Sincerely,

/s/ Martin Beck
Martin S. A. Beck Chief Financial Officer